===============================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

                               (Amendment No. 31)

                         ------------------------------

                              TELECOM ITALIA S.p.A.
                                (Name of Issuer)

Ordinary Shares of euro 0.55 par value each                     87927W10
      (Title of class of securities)                         (CUSIP number)

                                Dott. Gianni Mion
                             Edizione Holding S.p.A.
                                 Calmaggiore 23
                                  31100 Treviso
                                      Italy
                                 (+39) 0422-5995

                                 With a copy to:

                           Michael S. Immordino, Esq.
                                Latham & Watkins
                                 99 Bishopsgate
                                 London EC2M 3XF
                                     England
                               (+44) 207-710-1076
            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                     December 22, 2005 and February 6, 2006
             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                  Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)


                                    (Page 1)


-----------------------------------------------------              -------------------------------------------
CUSIP No.  87927W10                                          13D
-----------------------------------------------------              -------------------------------------------

----------------------    ------------------------------------------------------------------------------------
1                         NAME OF REPORTING PERSON                        EDIZIONE HOLDING S.p.A.
                          I.R.S. IDENTIFICATION NO.                       Not Applicable
                          OF ABOVE PERSON
----------------------    ------------------------------------------------------------------------------------
2                         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                          (a)  [X]
                                                                                                     (b)  [ ]
----------------------    ------------------------------------------------------------------------------------
3                         SEC USE ONLY
----------------------    ------------------------------------------------------------------------------------
4                         SOURCE OF FUNDS:                                                 WC
----------------------    ------------------------------------------------------------------------------------
5                         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                          PURSUANT TO ITEM 2(d) OR 2(e):                                                  [ ]
----------------------    ------------------------------------------------------------------------------------
6                         CITIZENSHIP OR PLACE OF ORGANIZATION:                            Italy
----------------------    ------------------------------------------------------------------------------------
NUMBER OF                 7                      SOLE VOTING POWER:                        30,084,650
SHARES
                          -------------------    -------------------------------------------------------------
                          8                      SHARED VOTING POWER:                      2,407,345,359
BENEFICIALLY                                                                               (See Item 5)
OWNED BY                  -------------------    -------------------------------------------------------------
                          9                      SOLE DISPOSITIVE POWER:                   30,084,650
EACH
REPORTING                 -------------------    -------------------------------------------------------------
                          10                     SHARED DISPOSITIVE POWER:                 2,407,345,359
PERSON WITH                                                                                (See Item 5)
----------------------    ------------------------------------------------------------------------------------
11                        AGGREGATE AMOUNT BENEFICIALLY OWNED BY
                          REPORTING PERSON:                                                2,437,430,009
----------------------    ------------------------------------------------------------------------------------
12                        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                          CERTAIN SHARES:                                                                 [ ]
----------------------    ------------------------------------------------------------------------------------
13                        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):              18.23%
                                                                                           (See Item 5)
----------------------    ------------------------------------------------------------------------------------
14                        TYPE OF REPORTING PERSON:                             CO


                                    (Page 2)


-----------------------------------------------------              -------------------------------------------
CUSIP No.  87927W10                                          13D
-----------------------------------------------------              -------------------------------------------

----------------------    ------------------------------------------------------------------------------------
1                          NAME OF REPORTING PERSON                       EDIZIONE FINANCE INTERNATIONAL S.A.
                           I.R.S. IDENTIFICATION NO.                      Not Applicable
                           OF ABOVE PERSON
----------------------    ------------------------------------------------------------------------------------
2                          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                         (a)  [X]
                                                                                                     (b)  [ ]
----------------------    ------------------------------------------------------------------------------------
3                          SEC USE ONLY
----------------------    ------------------------------------------------------------------------------------
4                          SOURCE OF FUNDS:                                                WC
----------------------    ------------------------------------------------------------------------------------
5                          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                           PURSUANT TO ITEM 2(d) OR 2(e):                                                 [ ]
----------------------    ------------------------------------------------------------------------------------
6                          CITIZENSHIP OR PLACE OF ORGANIZATION:                           Italy
----------------------    ------------------------------------------------------------------------------------
NUMBER OF                  7                     SOLE VOTING POWER:                        0
SHARES
                          -------------------    -------------------------------------------------------------
BENEFICIALLY               8                     SHARED VOTING POWER:                      2,407,345,359
OWNED BY                                                                                   (See Item 5)
                           -----------------     -------------------------------------------------------------
EACH                       9                     SOLE DISPOSITIVE POWER:                   0
REPORTING
                           -----------------     -------------------------------------------------------------
PERSON WITH                10                    SHARED DISPOSITIVE POWER:                 2,407,345,359
                                                                                           (See Item 5)
----------------------    ------------------------------------------------------------------------------------
11                         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:        2,407,345,359
----------------------    ------------------------------------------------------------------------------------
12                         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                           CERTAIN SHARES:                                                                [ ]
----------------------    ------------------------------------------------------------------------------------
13                         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):             18.00%
                                                                                           (See Item 5)
----------------------    ------------------------------------------------------------------------------------
14                         TYPE OF REPORTING PERSON:                      CO




                                    (Page 3)


-----------------------------------------------------              -------------------------------------------
CUSIP No.  87927W10                                          13D
-----------------------------------------------------              -------------------------------------------

----------------------    ------------------------------------------------------------------------------------
1                           NAME OF REPORTING PERSON                      RAGIONE S.a.p.a. DI GILBERTO
                            I.R.S. IDENTIFICATION NO.                     BENETTON E C.
                            OF ABOVE PERSON                               Not Applicable
----------------------    ------------------------------------------------------------------------------------
2                           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                        (a)  [X]
                                                                                                     (b)  [ ]
----------------------    ------------------------------------------------------------------------------------
3                           SEC USE ONLY
----------------------    ------------------------------------------------------------------------------------
4                           SOURCE OF FUNDS:                                               WC
----------------------    ------------------------------------------------------------------------------------
5                           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                            PURSUANT TO ITEM 2(d) OR 2(e):                                                [ ]
----------------------    ------------------------------------------------------------------------------------
6                           CITIZENSHIP OR PLACE OF ORGANIZATION:                          Italy
----------------------    ------------------------------------------------------------------------------------
NUMBER OF                   7                      SOLE VOTING POWER:                      30,084,650
SHARES
                           -----------------     -------------------------------------------------------------
BENEFICIALLY                8                      SHARED VOTING POWER:                    2,407,345,359
OWNED BY                                                                                   (See Item 5)
                           -----------------     -------------------------------------------------------------
EACH                        9                      SOLE DISPOSITIVE POWER:                 30,084,650
REPORTING
                           -------------------    -----------------------------------------------------------
PERSON WITH                10                      SHARED DISPOSITIVE POWER:               2,407,345,359
                                                                                           (See Item 5)
----------------------    ------------------------------------------------------------------------------------
11                          AGGREGATE AMOUNT BENEFICIALLY OWNED BY
                            REPORTING PERSON:                                              2,437,430,009
----------------------    ------------------------------------------------------------------------------------
12                          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                            CERTAIN SHARES:                                                               [ ]
----------------------    ------------------------------------------------------------------------------------
13                          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):            18.23%
                                                                                           (See Item 5)
----------------------    ------------------------------------------------------------------------------------
14                          TYPE OF REPORTING PERSON:                     PN


                                    (Page 4)

         This Amendment No. 31 amends the Statement on Schedule 13D dated August 9, 2001, as amended (as previously amended, the "Statement on Schedule 13D") filed by Edizione Holding S.p.A., a company incorporated under the laws of the Republic of Italy ("Edizione Holding"), Edizione Finance International S.A., a company incorporated in the Duchy of Luxembourg ("Edizione Finance"), and Ragione S.a.p.a. di Gilberto Benetton e C., a partnership organized under the laws of the Republic of Italy ("Ragione") (Edizione Holding, Edizione Finance and Ragione, are collectively referred to herein as the "Edizione Reporting Persons") with respect to the ordinary shares, euro 0.55 par value per share, of Telecom Italia S.p.A., a company incorporated under the laws of the Republic of Italy. Capitalized terms used in this Amendment without definition have the meanings ascribed to them in the Statement on Schedule 13D.

         This Amendment is being filed by each of the Edizione Reporting Persons. Pirelli, the Purchaser, Edizione Holding, UCI, BCI, and, as discussed in Items 4 and 6 of Amendment No. 10 to the Statement on Schedule 13D, Hopa are members of a group with respect to the Telecom Italia Shares. The Edizione Reporting Persons are making a separate filing on Schedule 13D in accordance with Rule 13d-1(k)(2) under the Securities Exchange Act of 1934 and are solely responsible for the information contained in this filing, except that information contained in the Statement on Schedule 13D concerning any director or officer of the Purchaser nominated by Pirelli, UCI, BCI or Hopa has been provided by the nominating person or by such nominee director or officer.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

         Reference is made to the Hopa Agreement (as that term is defined in Item 6 of Amendment No. 13 to the Statement on Schedule 13D). On February 6, 2006, Olimpia, Pirelli & C., Edizione Finance, Edizione Holding, BCI and UCI issued a joint press release which reports that such parties had notified Hopa of their election to withdraw from the Hopa Agreement. Accordingly, the Hopa Agreement will terminate upon the expiration of its current term on May 8, 2006. A copy of the joint press release is filed as Exhibit 73.

         Reference is made to Item 6 of Amendment No. 30 to the Statement on
Schedule 13D. An English translation of the financing agreement described therein is filed as Exhibit 74, and an English translation of the pledge instrument described therein is filed as Exhibit 75.

Item 7.  Material to be Filed as Exhibits

73. Joint Press Release, dated as of February 6, 2006, issued by Olimpia, Pirelli & C., Edizione Finance, Edizione Holding, BCI and UCI.

74. Financing Agreement, dated as of December 22, 2005, by and among Olimpia, Interbanca S.P.A. and Banca Antoniana Popolare Veneta S.p.A. [English translation]

75. Pledge Instrument, dated as of December 22, 2005, by and among Olimpia, Interbanca S.P.A. and Banca Antoniana Popolare Veneta S.p.A. [English translation]


                                    (Page 5)

                                  EXHIBIT INDEX
                                  -------------
Exhibit No.
-----------

73. Joint Press Release, dated as of February 6, 2006, issued by Olimpia, Pirelli & C., Edizione Finance, Edizione Holding, BCI and UCI.

74. Financing Agreement, dated as of December 22, 2005, by and among Olimpia, Interbanca S.P.A. and Banca Antoniana Popolare Veneta S.p.A. [English translation]

75. Pledge Instrument, dated as of December 22, 2005, by and among Olimpia, Interbanca S.P.A. and Banca Antoniana Popolare Veneta S.p.A. [English translation]


                                    (Page 6)

                                   SIGNATURE
                                   ---------

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

         Date: February 27, 2006


                                          EDIZIONE HOLDING S.p.A.


                                          By: /s/ Gianni Mion
                                              ------------------------------
                                              Name:  Gianni Mion
                                              Title: Chief Executive Officer





                                    (Page 7)

                                    SIGNATURE
                                    ---------

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

         Date: February 27, 2006


                                          EDIZIONE FINANCE INTERNATIONAL S.A.


                                          By: /s/ Gustave Stoffel
                                              --------------------------------
                                              Name:  Gustave Stoffel
                                              Title: Director


                                    (Page 8)

                                    SIGNATURE
                                    ---------

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

         Date: February 27, 2006


                                          RAGIONE S.a.p.a DI GILBERTO
                                             BENETTON E C.


                                          By: /s/ Gilberto Benetton
                                              -------------------------------
                                              Name:  Gilberto Benetton
                                              Title: Chairman



                                    (Page 9)